UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

Starbucks Corporation

(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation)	000-20322 (Commission File Number)	91-1325671 (IRS Employer Identification No.)
2401 Utah Avenue South Seattle, Washington (Address of principal executive offices)		98134 (zip code)

LUCY LEE HELM
(executive vice president, general counsel and secretary)
(206) 447-1575
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Starbucks Corporation (“Starbucks”) is committed to supply chain transparency and social responsibility standards for the merchandise, equipment, furniture and other items found in our stores. These standards help ensure we work with third party suppliers (“Suppliers”) who share our approach to ethical sourcing.
Pursuant to Rule 13p-1 (the “Conflict Minerals Rule”) of the Securities Exchange Act of 1934, as amended, and as more fully described below, Starbucks conducted a reasonable country of origin inquiry to determine whether any tin, tungsten, tantalum or gold (“Conflict Minerals”) were necessary to the functionality or production of products that Starbucks manufactured or contracted to manufacture that it sold in calendar year 2013 and, if so, whether any of these minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) or are from recycled or scrap sources.
Based on this reasonable country of origin inquiry, Starbucks has no reason to believe that the necessary Conflict Minerals may have originated in the Covered Countries.
Reasonable Country of Origin Inquiry Description and Results
Reasonable Country of Origin Inquiry Description. Starbucks sells a variety of merchandise, in addition to coffee and other food products, to customers through our company-operated stores and to licensees and foodservice operators for re-sale to their customers. We also sell certain equipment (such as coffee brewers and espresso machines) and furniture to some of these licensees and foodservice operators for their use but not for re-sale to customers. With the exception of one piece of equipment Starbucks manufactures, all of these products are manufactured directly or indirectly by our Suppliers.
Starbucks conducted its reasonable country of origin inquiry under the Conflict Minerals Rule by assembling a team of Starbucks employees from our Legal and Supply Chain functions. The team compiled a list of potentially relevant products sold in calendar year 2013 containing metal parts that might contain Conflict Minerals by querying employees involved in procuring and selling such products. The team then considered whether those metal parts were necessary to the functionality or the production of the products as described in the Conflict Minerals Rule to determine if they should remain on the list. If the team was not certain whether such parts were necessary to the functionality of the product, the product remained on the list.
Starbucks then distributed a questionnaire to Suppliers that produced the products on the list described above. The questionnaire was designed to determine:

(i)	whether Conflict Minerals were contained in the product,

(ii)	which parts contained Conflict Minerals,

(iii)	whether the parts that contained one or more of the Conflict Minerals were necessary to the functionality of the product,

(iv)	the country(ies) of origin of the part(s) that contained one or more of the Conflict Minerals,

(v)	the country(ies) of origin of the Conflict Mineral(s) in the part(s),

(vi)	what efforts were made by the supplier to determine the Conflict Minerals’ country(ies) of origin,

(vii)	whether any of the parts were from recycled or scrap sources,

(viii)	whether the supplier or its parent company were required to make a Conflict Minerals disclosure and

(ix)	if the supplier or its parent was required to make a Conflict Minerals disclosure, the content of the disclosure.
The Supplier questionnaire was distributed to eighty-six (86) Suppliers. Approximately 97% of the Suppliers responded.
Reasonable Country of Origin Inquiry Results. In no case did a Supplier report that the minerals were sourced from the Covered Countries nor was there any indication that the Conflict Minerals in the products originated in any Covered Countries. Approximately 26% of the responding Suppliers reported to Starbucks that the products they sold to Starbucks contained some or all of the Conflict Minerals. Several of these Suppliers were able to identify the country(ies) of origin of the parts and the Conflict Minerals in the parts while others reported that the source of the actual Conflict Minerals incorporated into the parts was not known to the Supplier even after inquiries were made up the supply chain. Starbucks Supply Chain employees surveyed the results and in some cases followed up with Suppliers with further questions.

Screening for Conflict Minerals in the Future.
Starbucks has worked for years to develop and implement a system that screens and monitors its supply chain for ethical sourcing practices. Starbucks ethical sourcing program for coffee is known as C.A.F.E. (Coffee and Farmer Equity) Practices. In addition to ethical practices for the sourcing of coffee, Starbucks also has an ethical sourcing program directed at other agricultural products and manufactured goods.
As part of the set-up process for new Suppliers of manufactured products, the Suppliers must complete a Factory Segmentation Form which includes questions intended to elicit information about the factory, its practices, social and environmental impacts and certain other types of information concerning transparency in the Supplier’s supply chain. Starbucks Ethical Sourcing team reviews responses to the Factory Segmentation Form and also reviews other factors such as country risks to determine if an actual factory audit is necessary. Audits are conducted by independent third party auditing companies, and Starbucks will decide either to engage or not to engage a Supplier based upon information in the audit. Starbucks intends to use the Factory Segmentation Form and the related screening process to inquire about Conflict Minerals and countries of origin of those minerals. Starbucks also intends to add inquiries about Conflict Minerals to the list of issues the independent third party auditors look at when auditing manufacturers already under contract with Starbucks or its Suppliers.
This information is publicly available on Starbucks Web site at www.Starbucks.com/responsibility/learn-more/conflict-minerals-disclosure under “Conflict Minerals Disclosure.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STARBUCKS CORPORATION

By:	/s/ Lucy Lee Helm	Date: June 2, 2014
Lucy Lee Helm
executive vice president, general counsel and secretary